Contact

www.linkedin.com/in/mikekrug (LinkedIn)
www.qmsinc.com (Company)

Top Skills

SAP QM
SAP PP
SAP PP-PI

Michael Krug

Principal & Platinum Consultant at QMS
Zionsville, Indiana, United States

Summary

Michael Krug is a Principal and founder of QMS and is involved in all consulting services activities of the company.

He is a recognized expert of SAP's Quality Management module and has given 13 presentations at the ASUG national conferences as well as multiple others at the PLM conferences. He has over 13 years of consulting experience focusing on delivering QM solutions to customers in a wide variety of industries.

He has been instrumental in implementing QM functionality and has developed a special focus on calibration implementations. His greatest assets are his functional knowledge, creativity, and tested technical background.

Prior to founding QMS, Mr. Krug founded and grew ITSG llc, a core SAP services provider, and was also leading QM implementations for various clients. His current focus is QMS customers and helping them to understand the capability of SAP QM when augmented by the talent that QMS has to offer.

Michael can be reached at 317-507-9517 or mkrug@qmsinc.com

Specialties: SAP QM - Quality Management, Sales, Pre-Sales, Business Development & Professional Services

SAP PP - Production Planning, SAP PP-PI, PI Sheets & Xsteps

SAP PM - Plant Maintenance & Equipment Calibration

Platinum Level SAP QM Consulting

Experience

O-I

SAP Manufacturing & Quality Lead

June 2010 - Present (12 years 4 months)

Quality Management Solutions, Inc. (QMS)

Principal & Platinum SAP QM Consultant

October 2007 - Present (15 years)

Solae, LLC

QM Consultant

February 2010 - May 2010 (4 months)

Assisting in a plan to retire their Sample Manager LIMS system with SAP PLM QM eLIMS solution. Implementation will include 10 sites in 4 different countries and will focus around production quality. Results entry will be streamlined through instrument integration and focus will be given to operational and strategic QM reporting through SAP R/3 and BI.

Allison Transmission

Project Lead for a SAP QM 8D Quality Notification Project

April 2009 - October 2009 (7 months)

- Lead a team of 6 people to develop an 8D problem solving process using SAP Quality Notifications in an ECC 6.0 environment

- Configured 4 notification types to handle the 8D process as well as Controlled Shipping and Cost Recovery processes

- Creatively structured the notification to capture the details of the problem, the materials and serial numbers the problem effected, where the problem was found as other specific information such as the category, type and problem breakdown. Used Items to capture the information specific to the 8 steps, as well as Tasks to ensure needed things were completed.

- Helped develop a web dynpro screen to allow all users to easily enter in the various information that the 8 step process required (vendors and internal people access this web page to enter in their data)

- Implemented DMS (Document Management) in conjunction with the action box to creatively allow users to add attachments to the notification

B&W Y-12 LLC

1 year 5 months

Project Lead for a Pilot SAP PP/MES implementation using Xsteps

April 2008 - December 2008 (9 months)

- Lead an effort at BWXT Y-12 to create a pilot/demo example of how PI/WI sheets could be used with core SAP functionality to meet their MES requirements

- Configured and structure Xsteps in the CMXSV repository, as well as on the routing and production order

- Created several different process messages to handle serialized materials, equipment classification updates, and serialized material movement

- Used different parameters (local, input, output, exchange) to pass data within an x-step tree to control locking/unlocking different sections based on authorizations/data being entered

- Called custom and standard function modules to launch into other SAP transactions (ex: launch a document via DMS)

- Used multiple destinations to simplify the PI sheet for a particular work area of a routing

- Demonstrated integration functionality by performing qualification checks in the PI sheet, as well as Equipment checks for PM integration

- Structured and leveraged the different setup strategies to meet their requirements, using Process Instructions, Field Symbols, and Scopes of Generation with standard and custom characteristics

Project Lead/QM Lead for an SAP EH&S WM/QM Integration Project

August 2007 - April 2008 (9 months)

- Lead an effort at BWXT Y-12 to implement EH&S Waste Management utilizing QM to capture analytical results of the waste stream on ECC 6.0.

- Implemented functionality to capture results and specifications in scientific notation, as well as perform numerous calculations using calculated characteristics.

- Responsible for customizing and modifying the EH&S/QM Specification interface that generates an inspection plan based on the information contained in the specification.

- Customized DMS to attached DIRs to results recording (inspection lots) as well as to deliveries (non-standard DMS objects).

Tate & Lyle

1 year 5 months

Project Lead/QM Lead for migrating legacy systems onto SAP QM

October 2006 - August 2007 (11 months)

- Lead an effort at Tate and Lyle to replace the existing legacy QM LIMS system with SAP QM ECC 5.0.

- Developed several “lot copying” strategies using SAP’s lot copy BADI to meet parent child testing requirements.

- Was able to successfully present a case to the business community to replace their LIMS system with a standalone QM system.

- Migrated several warehouses to SAP QM for COA generation, including the quality results cutover. Used skip lot processing at the characteristic level to meet testing and COA requirements.

Project Lead/QM Team Lead for a ECC 5.0 Project

April 2006 - September 2006 (6 months)

- Lead an effort to bring on a new plant onto a global instance of ECC 5.0.

- QM functionality included goods receipt inspection, procurement inspection, quality certificates and QM-IDI interfaces to a LIMS sub-system.

- Assisted with the design and new implementation of Production Planning including Material Requirements Planning, discrete manufacturing, PP master data definition, scheduling and capacity planning.

- Oversaw all consulting staff and worked with the client’s project managers to ensure that all milestone deliverables were met.

B&W Y-12 LLC

Project Lead for a Mobile Results Recording Project

September 2006 - October 2006 (2 months)

- Lead an effort to download information from SAP to a PDA device that could be used to gather information in the field, and then automatically transmitted into SAP.

- Worked with both the functional side to define requirements as well as the technical side (ABAP and VB.NET) to ensure a working solution. This solution was presented at the ASUG 2007 national conference, and has caught attention in SAP since it is one of the first successful implementations where QM has been deployed on a mobile device.

B&W Y-12 LLC

Project Lead/QM Team Lead for an Enterprise 4.7 A&D Project

January 2004 - April 2006 (2 years 4 months)

- Assisted a contractor of the Department of Energy in implementing the SAP Enterprise 4.7 QM & PM modules. Scope of the implementation included Calibration (lab and field) and maintenance inspections which included Fire Department activities. Assisted the client lead in project planning (budget, milestone determinations, etc), and was directly in charge of overseeing the consulting resources on the project. Incorporated the Flexible Inspections BADI to solve a specific “floating” spec issue. Utilized Maintenance plans to schedule and generate calibration orders with inspection lots specific to the testing frequency of the equipment. Captured lab standard used for each calibration to provide forward/reverse trace ability. Provided production support for both PM and QM modules to all users and team members. Assisted the PM implementations as well consisting of MEL, work orders, notifications, measuring points/counters, maintenance inspections and reporting.

- Lead an additional effort to integrate two separate SAP systems via ALE/IDocs. All PM & QM data was transferred between the two systems using standard IDocs where available. Managed both the functional resources and technical resources as well as all milestones to ensure that the project was delivered on time.

Navy ERP

QM/PM Team for an Enterprise 4.7 A&D Project

August 2003 - December 2003 (5 months)

Worked on the blueprint for the Quality Management module of the Naval Convergence program. The project consisted of merging the 4 separate

sys-com pilots and their related functionality onto a single instance of SAP encompassing over 125,000 users located globally. Integrated QM with Plant Maintenance to generate inspection lots against PM work orders that carried out inspections via inspection points against functional locations and equipment inspections. Utilized Calibration within PM/QM to carry out tool inspections to ensure preventative maintenance. Utilized QM in procurement with Q-info records to allow certified vendor material to seamlessly enter the system while inspecting the same material from other vendors.

Northrop Grumman Corporation
SAP QM/PP Team Lead for a 4.6c A&D Upgrade Project
April 2003 - July 2003 (4 months)

Served as the consulting team lead for the Production Planning and Quality Management teams during an upgrade from 4.0b to 4.6c which included upgrading the IS A&D to the new DI2 software.
Strong focus was given to their engineering issues which included material revision levels, engineering change management, defects recording, and the use of document masters as PRTs in their routings. Worked through multiple upgrade issues as well as production support enhancements. Utilized SmartForms to enhance the shop-floor paperwork being generated, as well as multiple user exits to validate data in the new 4.6c environment. Lead the integration testing effort for the project.

AM General
QM Team Lead for a 4.0b A&D Automotive Project
January 2003 - April 2003 (4 months)

- Assisted AM General the manufacturer of “The Hummer” to design and implement a defective material handling process in their SAP 4.0b environment. Used Quality Notifications (Vendor Complaints) to capture defective parts found on manufacturing line. Designed and developed a customer transaction to overcome inadequacies in SAP’s delivered Defect Recording functionality, while still using standard notifications in the system. Used and populated LIS structures for reporting to help their organization to get a snapshot of the cost of defective parts in their organization supplied by “Certified Vendors”. Delivered additional value to the client by customizing and setting up the “Early Warring System” which alerted key individuals when certain thresholds had been met.

PolyOne
QM Team Lead for a 4.6c Chemical Implementation Project

October 2000 - December 2002 (2 years 3 months)

- Served as the Consulting team lead in a 4.6c QM project that implemented 55 manufacturing plants in a 12 month span which encompassed 3500 global users. Designed, configured, and developed the Certificate of Analysis which used multiple layout sets (formats) in 7 different languages. Performed all IMG configuration activities and testing to meet the business requirements. Designed and tested the QM-IDI interface to an external LIMS system. Designed and developed tools to aid in data conversion including BDC programs and CATT procedures. Utilized batch classification to tie inspection results to physical inventory, as well as aid in COA generation. Utilized inspection points, finish goods inspection, early lot creation, shipping inspection, procurement inspection, and inspection during production to meet all quality business requirements. Designed and coded several ABAP objects including user exits, Smartforms, Layout sets, BDC programs, standard ABAP list reports, and ALV reports. Facilitated procurement activities by utilizing Dynamic Modification to perform skip-lot processing on procured materials, and designed, configured, and developed a vendor complaint and claim tracking system utilizing full Quality Notifications functionality along with workflow to seamlessly process the complaint through the procurement organization.

Basell

PP/QM Team Lead for a 4.6b Chemical Upgrade Project

April 2000 - September 2000 (6 months)

- Worked on the Production Planning and Quality Management teams for Montell Inc, during an upgrade project from 3.1g to 4.6b. Responsibilities included validation and testing of the following: IMG configuration, LIMS interfaces, custom ABAP programs and reports, Batch Management, Classification, and Quality Certificates.

Education

Purdue University

Bachelors, CPT · (1990 - 1997)